The Chefs’ Warehouse, Inc.

100 East Ridge Road

Ridgefield, Connecticut 06877

April 25, 2013

Via EDGAR & Overnight Courier

Ms. Mara L. Ransom

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0303

Re:	The Chefs’ Warehouse, Inc.

Registration Statement on Form S-3

Filed March 18, 2013

File No. 333-187348

Registration Statement on Form S-4

Filed March 18, 2013

File No. 333-187349

Dear Ms. Ransom:

On behalf of The Chefs’ Warehouse, Inc. (the “Company”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated April 15, 2013 (the “Comment Letter”), I submit this letter containing the Company’s responses to the Comment Letter. The Company has today filed Amendment No. 1 to its Registration Statement on Form S-3 (Registration No. 333-187348) (as amended, the “S-3 Registration Statement”), as well as Amendment No. 1 to its Registration Statement on Form S-4 (Registration No. 333-187349) (as amended, the “S-4 Registration Statement”), with the Commission via EDGAR. The Company’s responses to the Comment Letter correspond to the numbered comments in the Comment Letter.

General

1.	To the extent comments issued in our review of your registration statements on Forms S-3 and S-4 also apply to your annual report on Form 10-K for the fiscal year ended December 31, 2012, please revise your Form 10-K accordingly. Similarly, to the extent comments issued in our review of your Form 10-K also apply to your registration statements on Forms S-3 and S-4, please revise the latter filings accordingly. Please note that we will not be in a position to consider a request for acceleration of effectiveness of your registration statements until we resolve all issues concerning your Form 10-K.

RESPONSE: The Company understands the Staff’s comment and confirms that it will comply with the comment, as applicable.

2.	In your next periodic report filed with the Commission, please include a risk factor discussing the price volatility of your common stock, or advise us why you believe this does not constitute a material risk.

RESPONSE: The Company will include the following risk factor discussing the price volatility of its common stock in its Form 10-Q filed for the fiscal quarter ended March 29, 2013:

The price of our common stock may be volatile and our stockholders could lose all or part of their investment.

Volatility in the market price of our common stock may prevent our stockholders from being able to sell their shares at or above the price the stockholders paid for their shares. The market price of our common stock could fluctuate significantly for various reasons, which include the following:

•	our quarterly or annual earnings or those of other companies in our industry;

•	changes in laws or regulations, or new interpretations or applications of laws and regulations, that are applicable to our business;

•	the public’s reaction to our press releases, our other public announcements and our filings with the Securities and Exchange Commission;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	additions or departures of our senior management personnel;

•	sales of common stock by our directors and executive officers;

•	adverse market reaction to any indebtedness we may incur or securities we may issue in the future;

•	actions by stockholders;

•

the level and quality of research analyst coverage for our common stock, changes in financial estimates or investment recommendations by securities analysts following our business or failure to meet such estimates;

•	the financial disclosure we may provide to the public, any changes in such disclosure or our failure to meet projections included in our public disclosure;

•	various market factors or perceived market factors, including rumors, whether or not correct, involving us, our customers, our distributors or suppliers or our competitors;

•	introductions of new products or new pricing policies by us or by our competitors;

•	acquisitions or strategic alliances by us or our competitors;

•	short sales, hedging and other derivative transactions in our common stock;

•	the operating and stock price performance of other companies that investors may deem comparable to us; and

•

other events or factors, including changes in general conditions in the United States and global economies or financial markets (including those resulting from acts of God, war, incidents of terrorism or responses to such events).

In addition, in recent years, the stock market has experienced extreme price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies, including companies in our industry. The price of our common stock could fluctuate based upon factors that have little or nothing to do with our company, and these fluctuations could materially reduce our stock price.

Form S-3

Description of Debt Securities, page 10

Modification and waiver, page 14

3.	We note your disclosure in the fifth bullet that you may add guarantors and the provisions in your indentures permitting the addition of guarantors. We further note that any guarantor you decide to add would be deemed an issuer of a security. In this regard, please advise us how any such guarantor would comply with Section 5 of the Securities Act.

RESPONSE: The disclosure on pages 14 and 15 of the S-3 Registration Statement has been revised to eliminate the references to the addition and release of guarantors with respect to debt securities. Additionally, the Company is refiling Exhibit 4.4 to the S-3 Registration Statement, its form of senior indenture, which has been revised to eliminate the references to the addition and release of guarantors in Sections 9.01 and 9.02. The Company is also refiling Exhibit 4.5 to the S-3 Registration Statement, its form of subordinated indenture, which has been revised to eliminate the references to the addition and release of guarantors in Sections 9.01 and 9.02. To the extent that the Company desires to add guarantors of its securities covered by the S-3 Registration Statement in the future, it will comply with applicable securities laws, including, if applicable, the guidance contained in Example 2 of Appendix B of Release No. 33-7649 requiring the filing of new registration statements to add guarantors.

Signatures, page II-5

4.	Please amend your filing to include the signature of your controller or principal accounting officer. This comment also applies to your Form S-4. Please refer to the Signatures sections of Form S-3 and Form S-4 and the related instructions.

RESPONSE: John D. Austin serves as both the principal financial officer and principal accounting officer of the Company. The Company has amended Mr. Austin’s signature line on each of the S-3 Registration Statement and S-4 Registration Statement to reflect Mr. Austin’s service in both roles and will so reflect this responsibility in the Company’s future periodic and annual reports as filed with the Commission, as applicable.

Form S-4

Risk Factors, page 3

5.	Refer to the second introductory paragraph. Eliminate the language indicating the risk factors identified in this section are not the only ones facing the company and that additional risks that currently are unknown or immaterial may also significantly impair your business, financial condition and results of operations. All material risks should be described. If risks are not deemed material, registrants should not reference them.

RESPONSE: The Company has eliminated the language on page 3 of the S-4 Registration Statement indicating that the risk factors identified in that section are not the only ones facing the Company and that additional risks that currently are unknown or immaterial may also significantly impair the Company’s business, financial condition and results of operations.

In response to the closing comments of the Staff, the Company hereby acknowledges in connection with its response to the Staff’s comments that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filings;

•

the actions of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filings effective, do not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact the undersigned at (203) 894-1345 or our outside counsel, F. Mitchell Walker, Jr., by telephone at (615) 742-6275 or by e-mail at mwalker@bassberry.com or, in his absence, D. Scott Holley by telephone at (615) 742-7721 or by e-mail at sholley@bassberry.com. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ John D. Austin
John D. Austin
Chief Financial Officer

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